NORTH AMERICAN NICKEL INC.

(formerly Widescope Resources Inc.)

Management Discussion and Analysis
For the Three Months Ended March 31, 2012

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including May 29, 2012.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the audited financial statements for the year ended December 31, 2011 and the related notes contained therein. It should be noted that the audited financial statements for the year ended December 31, 2011 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All financial information in this MD&A related to 2012 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements. For more information, please refer to the Risk and Uncertainties section of this MD&A.

Description of Business

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Sudbury, Ontario nickel properties being Post Creek, Halcyon, WIC Project and in Greenland on the Maniitsoq Property. As well the Company is conducting exploration programs on its Manitoba nickel properties being South Bay, Thompson North and Cedar Lake.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. These actions were reported in a news release dated April 6, 2010. Additionally, in April 2010 the Company’s shareholders elected 4 new directors, to replace three retiring directors. The directors of the Company have appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011 the Company’s listing application was conditionally accepted by the TSX Venture Exchange. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN”.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of March 31, 2012 the Company had working capital of $982,465 (December 31, 2011 $1,211,510) and a deficit of $15,528,232 (December 31, 2011 $15,342,641). The Company will require additional funding to meet its obligations and the costs of its operations.

When managing capital, the Company’s objectives is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

Resource Properties

All technical information in this document has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for the Company under National Instrument 43-101.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000	Exploration requirements to April 5, 2011 $624,715
					Exploration requirements to April 5, 2012	On or before April 5, 2012	$50,000	300,000	paid & issued	$15,000	$830,127
On or before April 5, 2013	$50,000	—		$15,000

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. A reconnaissance rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 g/t Pt and 1.05 g/t Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report was completed with Dr. Walter Peredery, formerly of INCO, as the author.

During the period ended March 31, 2012, the Company incurred $20,775 (December 31, 2011 — $764,311) in exploration costs on the Post Creek Property.
Performance Summary:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated. This project included outcrop stripping, washing and detailed mapping. There were also a number of reconnaissance programs initiated concurrently to evaluate the Post Creek property for shallowly-buried mineralization. The geophysical approach was based on the use of a beep mat and selected traverses across the property were undertaken. A number of elevated EM responses were obtained and a number of these areas were stripped of overburden using an excavator and washed using a Wajax pump. Exposed mineralization was chip sampled and sent to SGS Mineral Services for a multi-element analysis including assay for nickel, copper, cobalt, gold, platinum and palladium. Selected soil geochemical surveys were undertaken over historic IP chargeability anomalies. Samples were submitted to SGS Mineral Services for analysis using the Mobile Metal Ion Technology.

Extensive outcrop stripping with a mechanical excavator aided by power washing of outcrops was completed. Outcrop sampling, where warranted, was continued and assistance from experienced Sudbury geological consultants was retained for short periods to demonstrate the subtleties of mapping offset dyke structures. Ground VLF-EM and magnetic surveys were initiated.

Airborne VTEM geophysical survey results and ground IP and magnetic surveys undertaken by previous operators were obtained from the geophysical contractors in digital formats and integrated with geological and geochemical databases.

New geophysical data was acquired from Abitibi Geophysics from a newly cut grid on the Post Creek property. Electromagnetic and magnetic anomalies were detected and a seven hole diamond drill program consisting of 1532.5 metres. The exploration included down-hole pulsing to detect potential anomalies for future drill-testing.

A seven hole diamond drill program was planned and implemented with Chenier drilling of Capreol, Ontario contracted to carry out a 1532.5 metre program.

The offset dyke or CJ Zone was expanded subsequent to previous ground geophysical surveys and prospecting by Cecil Johnson. Geophysical anomalies detected by the Abitibi Infinitem geophysical survey were drill tested and indicated the geophysical responses were attributable to heavily disseminated to near-solid pyrrhotite, pyrite and minor chalcopyrite. These mineralized zones were hosted within large blocks of mafic volcanic rocks present within the offset dyke and with oxide and lean iron formation. Drill core was sampled and submitted for assay to AGAT Laboratories. Results indicate generally low base and precious metal values in this mineralization. The mineralization is interpreted to be of Archean age occurring as veins/layers and disseminations within Archean rocks.

Analytical data, geological maps and historic geophysical information were compiled by Dr. Walter Peredery to form the basis for a 43-101 technical report which was submitted to the TSX Exchange on May 18, 2011 as part of listing requirements for North American Nickel. The report was accepted by the Exchange on May 27, 2011.

Detailed prospecting by Mr. Cecil Johnson on behalf of the Company on the Post Creek property has resulted in the discovery of a previously unrecognized mineralized Offset dyke. The Offset dykes are recognized in the Sudbury mining camp as hosts to significant ore deposits and as such this discovery is considered extremely important. Follow-up outcrop stripping using a mechanical excavator accompanied by power washing to prepare the outcrop area for mapping and sampling has been initiated. The offset dyke has been named “the Cecil Johnson Offset Dyke” or “CJ#1” after Mr. Johnson, the discoverer.

A review of all characteristics of the CJ target zone and the results of diamond drilling indicate the CJ Zone is more accurately described as a breccias belt rather than a sharp-walled offset dyke. The breccias belt is along strike from the Podolsky nickel-copper-platinum group metal mine and as such the CJ Zone is still considered as a high-priority exploration target. The mineral potential of this re-interpreted offset dyke has been elevated owing to observations made by North American Nickel geologists aided by Andy Bite, a well-known and highly respected Sudbury geologist. The breccia belt is now interpreted as an embayment structure and will be explored accordingly.

During the three months ended March 31, 2012:

A diamond drilling assessment report was written and submitted to the Sudbury District Mining Recorders office.

Subsequent Events

Andy Bite has completed a petrography report on drill core samples from 2011 program.

Activities contemplated in the future

It is the intent of the Company to compile all exploration data into a summary document to be used in marketing efforts. The company will search for a joint venture partner to continue exploration on the CJ structure.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2011 $40,299
On or before April 5, 2012	$35,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2012 $53,985
On or before April 5, 2013	$35,000	—		$22,000

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure now interpreted to represent an embayment. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

During the period March 31, 2012, the Company incurred $1,521 (December 31, 2011 — $53,988) in exploration costs on the Halcyon Property.

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration. Based on newly acquired information from the Post Creek property the adjacent Halcyon property will be the target of geological prospecting and geophysical activities.

A partial cut grid was established on the western edge of the Halcyon property to accommodate the Abitibi Geophysics EM survey covering the adjacent Post Creek property.

Prospecting and a small amount of outcrop stripping were completed in preparation for a drill program. A single drill hole was put down on the southeast corner of the property with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected with the BHPEM although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.

During the three months ended March 31, 2012:

The compilation report for historic exploration conducted on the property is ongoing.

Subsequent Events

No work has been performed subsequently.

Activities contemplated in the future

It is the intent of the Company to compile all exploration data into a summary document to be used in marketing efforts. The company will search for a joint venture partner to continue exploration on the CJ structure. The Halcyon Property hosts the continuation of the CJ Structure from the Post Creek Property.

WIC Project

On April 17, 2012, the Company entered into a property option agreement to earn a 100% interest in a nickel-copper-platinum group element property in the Sudbury area. The Wahnapitae Intrusive Complex property (“WIC Property”) comprises 10 unpatented claims that cover an area measuring 3 km by 2km of the contral portion of the Complex. The Company must make cash payments in the aggregate amount of $120,000 and issue an aggregate of 225,000 common shares to the optionors over the three year term of the Option Agreement. The Company must also fund minimum exploration expenses on the WIC property of $63,000 over the term of the Option Agreement. Upon exercise of the option, the optionors will retain a 2% net smelter royalty (“NSR”) in the WIC Property and the Company will be required to make advance NSR payments of $8,000 per annum, commencing in August 2015. The Company has the right to buy back 50% of the NSR for $1,000,000 at any time prior to the commencement of commercial production on the WIC Property. In order to acquire 100% working interests in the property the Company agreed to the following consideration:

			Exploration
Date	Cash	Issuance of shares	Requirements
On or before April			$
30, 2012	$20,000	75,000	—
On or before April 30, 2013	$25,000	75,000	$21,000
On or before April 30, 2014	$35,000	75,000	$21,000
On or before April 30, 2015	$40,000	—	$21,000

The WIC property is situated 13km southeast of Sudbury and 1 km south of Trans Canada Highway 17 at Wahnapitae. It is an elongate 5.6 km by 2.4 km layered mafic intrusion trending northeast-southwest that comprises nickel-copper-PGE mineralized gabbro-norite and a gabbro “Injection Breccia Zone”. The gabbro-norite segment includes massive and layered olivine-bearing norite, norite and gabbro whereas the Injection Breccia Zone consists of massive to fine-and coarse-grained gabbro. Geochemical and mineralogical studies at Laurentian University (Sudbury, Ontario) indicate the norite and gabbro have been intruded into continental settings near a plate margin with evidence to suggest up to 40% contamination of the parent magma with continental curst material. Depletion of nickel and copper in the gabbro-norite indicates some fractionation of these metals has occurred.

The WIC Property has received only sporadic exploration and no systematic programs using modern techniques and technologies have been applied to the property. Historic work along the southern edge of the WIC Property has documented the presence of extensive zones of gossanous outcrop. Public records show that other sampling of mineralization within the project area show enrichment in Ni-Cu-Co-PGMs. Early ground geophysical surveys outlined multiple electromagnetic conductors at the southern edge of the Complex that were never drill tested and large north-south magnetic anomalies have been delineated at the eastern edge of the Complex.

Performance Summary:

North American Nickel geologist visited numerous sulfide occurrences within the Southeastern Gabbro Norite zone to investigate the style of mineralization and collect samples for geochemistry (October 13th 2011). Future exploration was warranted focusing on the three separate Gabbro Norite zones to expand known mineralization and collect samples to determine the distribution of the Ni, Cu, and PGE within the intrusion. Of particular interest is the distribution of PGE grades within the sulfide mineralization, which is currently restricted to the Central Gabbro Norite zones.

During the three months ended March 31, 2012:

The compilation of historic exploration data was completed. Based on the compilation on the Wanapitei Complex, the next logical step is the completion of an airborne EM/MAG survey. This survey will identify near well mineralized to massive sulfide mineralization up to a depth of 250 metres from surface

Subsequent Events

In the spring a two-man prospecting team collected 31 rock samples for analysis of PGE, gold, nickel and copper mineralization. An assessment report has been completed for this work and submitted to Sudbury District Mining Recorders office.

Activities contemplated in the future

Extensive surface sampling program is planned over the Gabbro Norite zones to delineate mineralized trends and identify distribution of sulphide mineralization. A cross grid helicopter electromagnetic and magnetic survey is planned to cover the southeastern, eastern and central Gabbro Norite zones.

Manitoba nickel properties:

On July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment (paid) and 6,000,000 post-consolidation common shares valued at $0.06 per share (issued).

South Bay Project

Performance Summary:

Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and 1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

During the three months ended March 31, 2012:

The property was down-sized based on the results of geophysical surveys, diamond drilling results and assays.

During the period ending March 31, 2012, the Company incurred $2,200 (December 31, 2011 — $8,687) in deferred exploration costs on the South Bay Property

Subsequent Events

A compilation report has been completed for the property.

Activities contemplated in the future

The compilation report will be used as a marketing document to search for a joint venture partner. In the event no partner is found the property will be dropped.

Thompson North

Performance Summary:

The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

A compilation of historic exploration information was contracted to Revelation Geoscience Ltd. A report was completed and will be the basis for future exploration planning. Upon the review of this report, North American Nickel acquired mineral exploration licences to cover the most favourable targets from the report. A total of eight MEL’s were acquired, totaling over 58,000 hectares and covering 16 targets from the Revelation report.

During the three months ended March 31, 2012:

There have been no current activities on the property.

During the period ending March 31, 2012, the Company incurred $33,296 (December 31, 2011- $115,259) in deferred exploration costs on the Thompson North Property.

Subsequent Events

There have been no subsequent events.

Activities contemplated in the future

VTEM anomalies recommended for follow-up by Revelation Geoscience in their report will be assessed with the aim of modeling the geophysical data and producing Maxwell plates. Depending on the results of the assessment the Company will search for a joint venture partner to continue exploration of these anomalies or will consider dropping the property.

Cedar Lake

Performace Summary:

The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

During the three months ended March 31, 2012:

There have been no current activities on the property.

A compilation of historic exploration has been completed and will be the basis for future exploration planning.

During the period ended March 31, 2012, the Company incurred $Nil (December 31, 2011- $2,000) in deferred exploration costs on the Cedar Lake Property.

Subsequent Events

No work was performed on this property subsequently.

Activities contemplated in the future

The Company will search for a joint venture partner to continue exploration of these anomalies or will consider dropping the property. The exploration compilation report will be used to assist marketing the property to a joint venture partner.

Maniitsoq, Greenland:

Effective August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of DKK 31,400 (CDN $5,174) upon granting of the license. The license is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company is obligated to incur minimum exploration costs of DKK 7,213,460 (approximately CDN $1,281,110) (incurred) in the first year. Subsequent to December 31, 2011, the BMP confirmed that the Company had completed the first year exploration requirement, which was based on the exploration expenditures incurred by the Company with a general allowance increase of 50%. The Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $226,593) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

The Company’s minimum exploration costs for the second year are DKK 7,361,890 (approximately CDN $1,307,330). The minimum exploration costs to December 31, 2015 have not yet been determined but are based on an annual approximation of DKK 24,405,000 (approximately CDN $4,333,870) which is adjusted each year on the basis of the change to the Danish Consumer Price Index. Furthermore, the Company is obligated to reduce the license area by a minimum of 30% of the original area covered by the exploration license by December 31, 2013.

After December 31, 2015, the Company may apply for an additional 5 years. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years.

The Company may terminate the license at any time; however any unfulfilled obligations according to the license will remain in force, regardless of the termination.

In conjunction with the granting of the Maniitsoq Mineral Exploration Licence, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licences or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

The Maniitsoq project consists of two mineral exploration licences (2011/54 and 2012/28) covering a total of 4,983 square kilometers along the southwest coast of Greenland east and south of the village of Maniitsoq. Ports in this part of Greenland are open year-round. The project area contains numerous nickel + copper sulphide showings associated with norite and other mafic-ultramafic intrusions of Archean age. Given its vast size and abundance of nickel occurrences, the Maniitsoq area has seen remarkably little nickel-related exploration activity. The only drilling for nickel was done between 1965 and 1972 by a company called Kyrolitselskabet •resund A/S (KØ). KØ drilled 119 shallow holes totalling about 6,300 meters that tested exposed sulphide mineralization and shallow electromagnetic (EM) anomalies directly associated with outcropping mafic-ultramafic intrusions. All but a few were drilled with portable Winkie drills and the average hole length was just 54 meters. Nevertheless numerous significant historic intersections were made, including 9.85 meters averaging 2.67% Ni and 0.60% Cu at Imiak Hill and 12.89 meters averaging 2.24% Ni and 0.63% Cu at the Fossilik showing.

Performance Summary:

In August 2011, known showings and targets, identified from a compilation of historical data, were examined by a team of two to three geologists plus a field assistant. A total of 54 representative rock samples were collected and submitted to Activation Laboratories for analysis. Drill cores from several Kyrolitselskabet Oresund A/S drill holes were examined at a government core facility in Kangerlussuaq, Greenland. No new occurrences were discovered, however; rock samples from previously known occurrences assayed up to 3.35% Ni and confirmed previous sampling results by Kyrolitselskabet Øresund A/S (1965-71, Cominco Ltd. (1995-96) and Falconbridge Greenland A/S (1993-2000).

Based on historical data and observations made during the field program, two areas, covering a total of 375 square kilometres, were selected for helicopter geophysical (electromagnetic and magnetic) surveying. SkyTEM ApS of Beder, Denmark was contracted to do the surveying, which commenced on September 17, 2011 and was completed on October 5, 2011. A total of 2,217 line-kilometers were flown. The quality of the data was monitored on a daily basis during the course of the survey by Condor Consulting of Lakewood, Colorado. A levelled, digital database was received from SkyTEM on November 17, 2011 and a complete logistical and processing report was received on December 6, 2011. Condor Consulting picked electromagnetic anomalies from the dataset. A total of 25 conductive zones, some corresponding to known nickel sulphide mineralization, were identified.

On December 27, 2011 the Company applied for a mineral exploration licence covering approximately 142 square kilometers contiguous with its original licence (2011/54).

During the three months ended March 31, 2012:

Condor Consulting modeled 18 of the 25 conductive zones identified by the 2011 SkyTEM survey in three dimensions using Electromagnetic Imaging Technology’s Maxwell software package. Three targets were identified for priority follow-up during the 2012 field season.

Subsequent Events

The Greenland Bureau of Minerals and Petroleum (BMP) approved the company’s December 27 mineral exploration licence application on April 3, 2012. The final signed licence document was received from BMP on April 26.

Activities contemplated in the future

Further helicopter geophysical surveys and surface prospecting are planned for the 2012 field season (June – October). Diamond drilling of selected electromagnetic anomalies, identified by the helicopter geophysics, is also contemplated for 2012.

Selected Financial Information

The Company’s condensed interim financial statements for the three months ended March 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Condensed Financial Statements and should be read in conjunction with those statements.

		For the three months ended
	March 31, 2012	March 31, 2011	March 31, 2010
Financial Results
Net loss	$185,591	$62,660	$4,926
Basic loss per share	0.00	0.00	0.00

As at:	March 31, 2012	December 31, 2011	December 31, 2010

Balance Sheet Data
Share capital	$18,998,694	$18,782,644	$15,310,333
Common shares issued	56,747,693	55,058,193	35,231,730
Weighted average shares outstanding	56,426,001	46,464,082	19,941,566
Total assets	$6,032,812	$6,109,703	$1,363,910
Net assets (liabilities)	5,985,952	5,943,608	$1,234,383
Exchange rates (Cdn$ to U.S.$) period average	1.0010	1.0110	0.9709

Results of Operations

Three Months Ended March 31, 2012 compared with Three Months Ended March 31, 2011

For the three months ended March 31, 2012, the Company incurred a net loss of $185,591 compared to a net loss of $62,660 for the three months ended March 31, 2011. The increase of $122,931 in net loss is a net result of general operating costs increased which is mainly the result of an increase in investor relation costs of $65,418 to cover trade shows, IR consulting fees and advertising, an increase in geological consulting fees of $3,152, an increase in corporate travel of $14,418, an increase in administration wages of $6,926 and an increase of $5,699 in net administrative costs due to an increase in volume of daily activity taking place. There was an increase in the share-based payment amount of $18,984 for the granting of stock options to IR consultants. There were property impairment costs of $10,802 which pertained to the costs associated with the Woods Creek and Bell Lake properties which were impaired in the prior year. There was the FIT recovery amount of $3,327 which is generated by the flow through costs renunciation.

Selected Financial Data Quarterly

	Three months ended
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Net loss	$(185,591)	$(384,284)	$(374,561)	$(262,686)
Basic loss per share	0.00	0.00	(0.01)	(0.01)

	Three months ended
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010

Net loss	$(62,660)	$(147,554)	$(200,626)	$(176,702)
Basic loss per share	0.00	0.00	0.00	(0.03)

Balance Sheet Data
As at:	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011

Share capital	$18,998,694	$18,782,644	$18,671,750	$18,371,250
Common shares issued	56,747,693	55,058,193	55,058,193	51,853,193
Weighted average shares outstanding	56,426,001	46,466,684	43,571,377	38,918,162
Total assets	$6,032,812	$6,109,703	$8,022,816	$4,306,174
Net assets (liabilities)	$5,985,952	$5,943,608	$7,696,949	$4,212,427
As at:	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010

Share capital	$15,367,333	$15,310,333	$15,310,333	$14,740,333
Common shares issued	36,181,730	35,231,730	35,231,730	25,291,730
Weighted average shares outstanding	35,242,286	19,941,566	14,788,836	5,661,067
Total assets	$1,409,625	$1,363,583	$1,409,603	$1,130,716
Net assets (liabilities)	$1,228,723	$1,234,383	$1,346,937	$971,063

Liquidity

As at March 31, 2012 the Company had accumulated losses totaling $15,528,232. The Company had working capital of $982,465 at March 31, 2012. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables, are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fir value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables and trade payables approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to cash, short-term investments and amounts receivable. Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management. Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2012, the Company held cash and a short-term investment totaling $945,924 (December 31, 2011 — $1,221,805).and had current liabilities of $35,807 (December 31, 2011 — $151,814). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i) Interest Rate Risk

The Company had cash balances and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. As of March 31, 2012, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii) Foreign Currency Risk

The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish krones (“DKK”). The Company has not hedged its exposure to currency fluctuations, however foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Accounting Standards Not Yet Effective

IFRS 9 — Financial Instruments
This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment: however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 — Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 — Joint Arrangements
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 — Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 — Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosure.

Amendments to other standards
In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not assessed the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Property Contractual Obligations

Post Creek
				Exploration
Date	Payment	Issuance of shares		Requirements

On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000
On or before April 5, 2012	$50,000	300,000	paid & issued	$15,000
On or before April 5, 2013	$50,000	—		$15,000

	$142,500	1,000,000		$45,000

Halcyon
				Exploration
Date	Payment	Issuance of shares		Requirements

On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000
On or before April 5, 2012	$35,000	200,000	paid & issued	$22,000
On or before April 5, 2013	$35,000	—		$22,000

	$110,000	700,000		$66,000

Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31,	December 31,
	2012	2011
Directors and companies controlled by directors of the Company	$(60)	$27,222

	$(60)	$27,222

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Period ended
	March 31,	March 31,
	2012	2011
Geological consulting fees — expensed	$6,400	$2,450
Geological consulting fees — capitalized	11,600	8,050
Management fees — expensed	27,000	27,000
Stock-based compensation	—	—
	$45,000	$37,500

Presentation Adjustments

The following presentation adjustment has been identified by management for the Consolidated Statement of Financial Position which is Non-controlling interests shall be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

Disclosure Controls and Procedures Over Financial Reporting

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company’s internal control over financial reporting during the period ended March 31, 2012.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of March 31, 2012 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Subsequent Events

On March 1, 2012, the Company received notification that its application for an additional exploration licence in Greenland has been approved by the BMP.  On April 4, 2012 the Company made a payment of DKK 32,264 for the licence fee. The license will be effective upon signatory by the BMP.

On April 18, 2012, the Company entered into an option agreement to acquire up to a 100% interest in the Wahnapitae Property located in Ontario and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On April 30, 2012	$20,000	75,000
On or before 12 months following approval April 30, 2013	$25,000	75,000	$21,000
On or before 24 months following approval April 30, 2014	$35,000	75,000	$21,000
On or before 36 months following approval April 30, 2015	$40,000	-	$21,000

On May 22, 2012, the Company completed a non-brokered private placement of 20,000,000 units at a price of $0.17 per unit for proceeds of $3,400,000 with the Sentient Group. Each unit consists of one common share of the Company and one half of one common share purchase warrant, each full warrant entitles the purchaser to purchase an additional common share at a price of $0.21 per share for a period of twenty-four months following the closing of the offering.

On May 7, 2012 the Company was in receipt of $10,000 for the exercise of 100,000 warrants at $0.10 per unit.

Share Capital Data

The following table sets forth the Company’s share capital data as at May 29, 2012:

Common Shares	76,922,693
-issued & outstanding
Preferred Shares	604,724
-issued & outstanding
Options
-issued & outstanding	5,618,000
Warrants
-issued & outstanding	30,041,450

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.ca